SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 15, 2023

VIA EDGAR

Mr. Keith O’Connell

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Post-Effective Amendment No. 43 to the Registration Statement

on Form N-1A of BlackRock ETF Trust (the “Trust”) on behalf of its series,

BlackRock Large Cap Value ETF

Dear Mr. O’Connell:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 43 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series BlackRock Large Cap Value ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on May 15, 2023.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Mr. Keith O’Connell of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 10, 2023 regarding the Trust’s Post-Effective Amendment No. 40

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 15, 2023

to its Registration Statement filed with the Commission on March 1, 2023 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1:     Please provide the Staff with the completed fee table and expense examples for the Fund and draft responses to the Staff’s comments at least five days before effectiveness of the Registration Statement.

Response:    The completed fee table and expense examples and draft responses to the Staff’s comments were provided supplementally to the Staff on May 9, 2023.

Comment 2:    The Staff requests confirmation that the contractual fee waiver listed in footnote 1 to the fee table in the Fund’s prospectus will be in place for at least one year from the effective date of the Fund’s Registration Statement. Please also confirm whether any waivers pursuant to this contractual agreement can be recouped by BlackRock Fund Advisors in subsequent periods.

Response:    The Fund confirms that the contractual fee waiver listed in footnote 1 to the fee table in the Fund’s prospectus will be in place for at least one year from the effective date of the Fund’s Registration Statement. The Fund also confirms that BlackRock Fund Advisors may not “recoup” any waivers under the above-referenced contractual agreement for the Fund.

Prospectus: Principal Investment Strategies of the Fund

Comment 3: Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% test.

Response:     The Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment 4:     The Staff notes that “[f]or purposes of the Fund’s 80% test, large cap equity securities are equity securities that have a market capitalization within the range of companies included in the Russell 1000® Value Index (the “Russell 1000 Value Index”).” Please consider including the market capitalization range for the index as of a specific date.

May 15, 2023

Response:    In response to the Staff’s comment, the Fund has revised the disclosure to include the following:

“The Russell 1000 Value Index includes equity securities of issuers which range in size between approximately $308.24 million and $1.370 trillion as of April 28, 2023.”

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn
Ben Niehaus
Louisa Kiu